THOMAS M. ROSE	TROUTMAN SANDERS LLP
757.687.7715 telephone	Attorneys at Law
757.687.1529 facsimile	222 Central Park Avenue, Suite 2000
thomas.rose@troutmansanders.com	Virginia Beach, Virginia 23462
757.687.7500 telephone
troutmansanders.com

October 7, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Douglas Brown

     RE: Request by Bridgeport Ventures Inc. for Withdrawal of Form RW filed October 7, 2010 with respect to Registration Statement on Form 20-F (File No. 001-34721)

Ladies and Gentlemen:

     On behalf of Bridgeport Ventures Inc., we hereby request the withdrawal of the Form RW filed at approximately 5:11 p.m. EST on October 7, 2010 because the Form RW did not include the “Tandy” language, which the Commission has since requested be included. We are refiling the Form RW, including such language, immediately following the filing of this request.

     Your assistance in this matter is greatly appreciated. If you have any questions regarding this withdrawal request, please do not hesitate to contact me at (757) 687-7715.

Sincerely,

/s/ Thomas M. Rose

Thomas M. Rose